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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-29098

                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-QSB

[  ] Form N-SAR

For Period Ended:    December 31, 1999

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION

Full name of registrant:   Navidec, Inc.

Former name if applicable


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Address of principal executive office (Street and number)

Fiddler's Green Center, 6399 Fiddler's Green Circle, Suite 300
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City, State and Zip Code            Greenwood Village, Colorado 80111
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                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check boxes if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is in the process of completing its audited financial statements for the year ended December 31, 1999. The Company has been delayed in completing such financial statements as a result of significant business transactions that have diverted the attention of the Company's senior management. The Company intends to file the Form 10-K promptly after such financial statements are finalized, and in any event by April 14, 1999.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

   Patrick R. Mawhinney               (303)                        222-1000
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         (Name)                      (Area code)          (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes    [ ] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Subject to completion of its audited financial statement, the Company's results from operations for the year ended December 31, 1999 will vary from the year ended December 31, 1999 as follows:

         Revenue for 1999 increased approximately 126.3% over 1998 revenues, from $8.6 million to approximately $19.4 million. The increase was primarily a result of increased sales by our e-solutions and online automotive solutions (DriveOff.com) divisions. E-solutions revenue increased approximately 16.1% over 1998 revenue, from $5.4 million to approximately $14.1 million. Online automotive solutions revenue increased approximately 251.4% over 1998 revenue, from $939,000 to approximately $3.3 million. The increase in those two areas was primarily due to increased customer demand and marketing activities.

         Product distribution revenue decreased approximately $300,000 or approximately 13.6%, from $2.2 million in 1998 to approximately $1.9 million in 1999. The decrease in revenues was due to our decision to discontinue distribution of certain less profitable products.

         Gross profit increased approximately $5.9 million, or approximately 220.3%, from $2.7 million in 1998 to approximately $8.6 million in 1999. As a percentage of revenue, gross profit increased from 31.4% to approximately 44.4%. The increase in our gross margin was a result of increased revenue in e-solutions and online automotive solutions. Online automotive solutions had a gross margin of approximately 79.7% in 1999, while our e-solutions division had a gross margin of approximately 38.7% and our products distribution division had gross margin of approximately 26.2% for the same period.


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         Product development costs increased approximately $866,000, or approximately 47.2%, from $1.8 million in 1998 to approximately $2.7 million in 1999. As a percentage of revenue, product development costs decreased from 21.4% to approximately 13.9% in 1999.

         General and administrative expenses increased approximately $2.4 million, or approximately 69.4%, from $3.5 million in 1998 to approximately $5.9 million in 1999. As a percentage of revenue, general and administrative expenses decreased from 40.7% in 1998 to approximately 30.5% in 1999. The increase in expenses was primarily due to increased personnel expenses and increased overhead expenses related to the increased personnel 1999.

         Selling and marketing expenses increased approximately $6.9 million from $921,000, or 10.8% of revenue, in 1998 to approximately $7.9 million. As a percentage of revenue, selling and marketing expenses increased from 10.8% to approximately 40.8% of revenue in 1998 and 1999 respectively. This increase was primarily due to increased marketing activities related to expansion of e-solutions and marketing for DriveOff.com.

         Net interest income for 1999 increased approximately 193.0% over 1998 net interest expense, from interest expense of $414,000 to interest income of approximately $385,000. This increase was a result of interest income earned on the proceeds of a private offering completed in September 1999 and a public secondary offering completed in October 1999.

         The Company expects to record a net loss for the year ended December 31, 1999 of approximately $7.5 million, or an approximately $1.01 loss per share on weighted average shares outstanding of 7,486,000. This compared to a net loss of $3.9 million, or a $1.10 loss per share on weighted average shares outstanding of 3,578,000 for the same period in 1998.

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                                  NAVDEC, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2000              By:   /s/ Kenneth P. Bero
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                                       Kenneth P. Bero, Chief Operating Officer



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